UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                   IPEX, Inc.
                                   ----------
                (Name of Registrant as Specified In Its Charter)

           Nevada                     000-50774                  41-2052984
           ------                     ---------                  ----------
(State or other jurisdiction         (Commission               (IRS Employer
     of incorporation)               File Number)            Identification No.)

                       9255 Towne Centre Drive, Suite 235
                               San Diego, CA 92121
                    (Address of principal executive offices)

                                 (858) 720-8000
              (Registrant's telephone number, including area code)

                                   IPEX, INC.
                       9255 TOWNE CENTRE DRIVE, SUITE 235
                               SAN DIEGO, CA 92121

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about April 5, 2005, by IPEX, Inc. (f/k/a Tamarack Ventures, Inc.) (the "Company") to the holders of record of shares of its common stock as of the close of business on April 5, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

      You are receiving this Information Statement in connection with the appointment of four new members to the Company's Board of Directors, in connection with the recent acquisition by the Company of 100% of the outstanding shares of common stock of Administration for International Credit & Investment, Inc., a corporation formed under the laws of the State of Oregon ("AICI").

      On March 17, 2005, the Company entered into an Agreement and Plan of Merger (the "Agreement") with AICI, Inc., a Nevada corporation and a wholly owned subsidiary of the Company, AICI and the shareholders of AICI (the "AICI Shareholders"). Pursuant to the Agreement, the Company acquired all of the outstanding equity stock of AICI from the AICI Shareholders. As consideration for the acquisition of AICI, the Company agreed to issue 21,875,566 shares of the Company's common stock to the AICI Shareholders. In addition, certain shareholders of the Company cancelled an aggregate of 3,500,000 outstanding shares of the Company's common stock, and such shares were returned to the Company's treasury stock. In connection with the acquisition of AICI, the Company has changed its fiscal year from July 31 to December 31. On March 23, 2005, the Company changed its name to IPEX, Inc. and effective March 29, 2005, the Company's quotation symbol on the OTC Bulletin Board changed from TMKV.OB to IPEX.OB.

      AICI  operates  an  electronic   market,  or  exchange,   for  collecting,
detecting, converting, enhancing and routing telecommunication traffic and digital content. Members of AICI's exchange, consisting primarily of communications service providers, anonymously exchange information based on route quality and price through a centralized, web accessible database and then route traffic. Members can manage their Voice over Internet Protocol ("VoIP") traffic through access with AICI's web interface. AICI's fully-automated, highly-scalable VoIP routing platform updates routes based on availability, quality and price and executes the capacity request of the orders using proprietary software and delivers them through AICI's system. AICI invoices and processes payments for its members' transactions and offsets credit risk through its credit management programs with third parties.

      The information contained in this Information Statement concerning each person chosen for the Company's Board of Directors has been furnished to the Company by each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

      Changes in the Company's Board of Directors Following the Acquisition of AICI - On March 16, 2005, in connection with the Company's acquisition of AICI, Mr. Robert Reukl resigned from the positions of President, Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary and Treasurer, and Mr. Paul Reynolds resigned as a director. Also, on March 16, 2005, the Board of Directors appointed Messrs. Wolfgang Grabher, Russell Ingeldew and Carl Perkins as executive officers, and Mr. Grabher was appointed as a director to fill the vacancy created by Mr. Reynolds' resignation.

Description of Capital Stock

      The Company's authorized capital stock consists of 75,000,000 shares of common stock at a par value of $0.001 per share. As of April 5, 2005, there were 28,195,566 shares of the Company's common stock issued and outstanding that are held by approximately 125 stockholders of record.

      Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's articles of incorporation.

      Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth certain information, as of April 5, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.


                                             Common Stock        Percentage of
  Name of Beneficial Owner (1)          Beneficially Owned (2)  Common Stock (2)
--------------------------------------------------------------------------------
Wolfgang Grabher                            18,855,900               66.9%
Robert Reukl                                         0                   *
Edward Sullivan                                218,757                   *
Jerry Beckwith                                       0                   *
David Overskei                                       0                   *
--------------------------------------------------------------------------------
All officers and directors as a group       19,074,657               67.7%
5 persons)

* Less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Tamarack Ventures, Inc., 9255 Towne Centre Drive, Suite 235, San Diego, CA 92121.
(2) Applicable percentage ownership is based on 28,195,566 shares of common stock outstanding as of April 5, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of April 5, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 5, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Management of the Company Subsequent to the Acquisition of AICI

      Below are the names and certain information regarding the Company's executive officers, directors and director nominees following the acquisition of AICI. The Company plans to appoint the below director nominees to its Board of Directors approximately ten days after the date the Company mails this Information Statement to shareholders. None of the Company's directors, director nominees, officers or affiliates is involved in a proceeding adverse to the Company or has a material interest adverse to the Company.

Name                      Age    Position
--------------------------------------------------------------------------------
Wolfgang Grabher          35     President, Chief Executive Officer and Director
Robert Reukl              46     Director
Russell Ingeldew          53     Chief Financial Officer
Carl Perkins              50     Chief Operating Officer
Edward Sullivan           49     Director Nominee
Jerry Beckwith            56     Director Nominee
David Overskei            56     Director Nominee

Background of Executive Officers, Directors and Director Nominees

      Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. Some of the Company's directors, director nominees and executive officers also serve in various capacities with the Company's subsidiaries. There are no family relationships among any of the Company's directors, director nominees and executive officers.

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

      Wolfgang Grabher. From 1994 until 1998, Mr. Grabher was founder, owner and CEO/President of Euro Real Cash (EuReCa) Holding, which was the sole owner of three companies which operated a clearing house for processing credit card transactions combined with a bonus program based on an exclusive Joint Venture contract with IBM and Deutsche Telekom. He grew the company from start up to over 250.000 customers in less then three years before he sold part of the Holding in 1998 and retired from the CEO position to invent in 1998 a key patent for VoIP to change the way telecommunication connections can be priced dynamically with the guaranteed best price on calls connected to VoIP. Since 2002, Mr. Grabher has served as President, CEO and Chairman of Administrtion for International Credit & Investment, Inc.

      Robert Reukl. Mr. Reukl has been an officer and/or director of the Company since June 27, 2002. In addition, Mr. Reukl has been employed as a geologist for almost 20 years. Since 1994, Mr. Reukl has worked as a mine geologist and engineering technician at the Williams Mine, one of Canada's largest gold producers. Mr. Reukl has also been the principal of R.J. Reukl Geological Services, a proprietorship involved in the provision of geological consulting services, as well as the acquisition and sale of mineral properties since 1995. Prior to 1994, Mr. Reukl worked for a variety of major mining companies and consultants including Placer Dome Canada, Noranda and A.C.A. Howe International Ltd. Mr. Reukl is a graduate of Lakehead University in Thunder Bay, Ontario, where he received a Bachelor of Science degree.

      Russell Ingeldew. Mr. Ingeldew is currently a CPA and operates an accounting firm in La Jolla, California for business accounting services, audits of companies and tax accounting. Prior to that, Mr. Ingeldew was CFO of Cal-Star wholesale distribution. He has approximately twenty years of experience in tax planning and preparing tax returns for individuals, business entities, nonprofits, fiduciaries and executors.

      Carl Perkins. Over the past 20 years, Mr. Perkins has founded startup companies in artificial intelligence, semiconductors, computer peripherals and Internet software. Among these companies, Mr. Perkins co-founded Digital Media Works, a video ad company that became public in 2002. In the early 1990's Mr. Perkins founded New Media, one of the world's first PC Card companies. Mr. Perkins co-founded the world's first fuzzy logic company and went on to develop the world's first fuzzy logic chip which received a Product of the Year award in 1990. Mr. Perkins began his career as a chip designer for Rockwell International's Semiconductor Division where his development group achieved many first to market products, including the echo canceller chip for the first V.34 modem, which received a Product of the Year award in 1988.

      Edward Sullivan, Director Nominee. In January 2004, Mr. Sullivan began service to the Board of AICI and consulted on the merger of Jupiter Telecom with AICI. In February of 2003, Mr. Sullivan participated in the acquisition of All Optical Networks by Interphotonics Inc., an optical communication company, and currently serves as President of Interphotonics Inc. In February 2001, Mr. Sullivan served as a founder and President of DotOn.net, an optical tracking company. In September 2000, Mr. Sullivan participated as a principal in the merger of CyberDyne Computer Corporation with All Optical Networks. Mr. Sullifan served as a division leader with All Optical Networks through the transition period.

      Jerry Beckwith, Director Nominee. Mr. Beckwith serves as Chief Operating Officer of Savi, and is responsible for ensuring that the company's operations support profitable growth while optimizing the company's value and customer service. In this role at Savi, Mr. Beckwith oversees all operational units including Global Services and Manufacturing teams, Network Solutions and
Services, Marketing, and IT. From 1994 to 1998, Mr. Beckwith held various executive management positions at QUALCOMM, most recently as President of the company's Wireless Systems Division. While at QUALCOMM, Mr. Beckwith was responsible for all QUALCOMM commercial product developments, including Code Division Multiple Access (CDMA), OmniTRACS, and VSAT products. As President of the Wireless Systems Division, Mr. Beckwith headed up the division that managed Government, ASICS, Digital Cinema, VSAT, and Globalstar business, including all of the Infrastructure and Globalstar business units, and was responsible for sales, marketing, production and development of CDMA base stations and cell sites for domestic and international markets

      David Overskei, Director Nominee. Mr. Overskei is founder and President of Decision Factors, Inc., which specializes in homeland security solutions. From 2001 to 2003, Dr. Overskei served as the President and CEO of Polexis Inc., a developer of advanced situational awareness/analysis software solutions for command and control applications in the Department of Defense & Homeland Security. Prior to that, Dr. Overskei served as Senior Vice President for Ventures and Investments for General Atomics, where he started two business units and lead corporate acquisitions. From 1997 to 1999, Dr. Overskei served as the Senior Vice President of Science and Application International Corporation
(SAIC) Wireless Technologies and Systems Division.

      The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. Wolfgang Grabher participates in the consideration of Director Nominees. Mr. Grabher is not considered an independent director as defined by any national securities exchange registered pursuant to Section 6(a) of the Securities Exchange Act of 1934 or by any national securities association registered pursuant to Section 15A(a) of the Securities Exchange Act of 1934.

Shareholder Communications

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

      The following table sets forth information concerning the total compensation that AICI has paid or that has accrued on behalf of AICI's chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2004, 2003 and 2002.

                                                 SUMMARY COMPENSATION TABLE

                                                                                             Long-Term
                                                                                            Compensation
                                                                                   ----------------------------
                                                   Annual Compensation               Awards             Payouts
                                      -------------------------------------------  -------------------  -------

                                                                                   Securities            All
                                                          Other                     Under-              Other
                                                          Annual     Restricted     lying        LTIP   Compen-
        Name and                                  Bonus   Compen-       Stock      Options/    Payouts  sation
   Principal Position       Year      Salary ($)   ($)   sation ($)  Award(s) ($)  SARs (#)       ($)    ($)
---------------------------------------------------------------------------------------------------------------
Wolfgang Grabher,           2004         -0-       -0-      -0-          -0-          -0-        -0-     -0-
     President, Chief       2003         -0-       -0-      -0-          -0-          -0-        -0-     -0-
     Executive Officer      2002         -0-       -0-      -0-          -0-          -0-        -0-     -0-
     and Director

Employment Agreements

      On January 1, 2005, AICI entered into an agreement with Wolfgang Grabher to employ Mr. Grabher as the AICI's Chief Executive Officer. Mr. Grabher's employment is on an "at will" basis, under which the terms of his employment will continue unless terminated by either Mr. Grabher or AICI. Termination by AICI may be with or without cause, at any time. However, the terminating party must give the other party three working days notice prior to any termination, with the caveat that AICI reserves the right to pay Mr. Grabher the equivalent of three days of salary in lieu of the three-day notice requirement. Mr. Grabher's gross salary under the agreement is set at an annual rate of $150,000; provided, however, that the salary is payable only upon AICI being profitable, pursuant to GAAP, for a period of three consecutive months and only if Mr. Grabher is an employee after such three-month profitable period. Until AICI is profitable as set forth in the agreement, Mr. Grabher agreed to be paid at the rate of $1.00 per year.

      On February 15, 2005, AICI entered into an agreement with Carl Perkins to employ Mr. Perkins as AICI's Chief Operating Officer for a 90-day probationary period. At the end of the probationary period, unless AICI notifies Mr. Perkins that his employment is terminated, he will be employed on a full-time basis. Under the agreement, Mr. Perkins is employed on an "at will" basis and the terms of his employment will continue unless terminated by either Mr. Perkins or AICI. Termination by AICI may be with or without cause, at any time. However, the terminating party must give the other party three working days notice prior to any termination, with the caveat that AICI reserves the right to pay Mr. Perkins the equivalent of three days of salary in lieu of the three-day notice requirement. Mr. Perkins' gross salary under the agreement is set at an annual rate of $50,000.

      On February 15, 2005, AICI entered into an agreement with Russell Ingeldew to employ Mr. Ingeldew as AICI's Chief Financial Officer for a 90-day probationary period. At the end of the probationary period, unless AICI notifies Mr. Ingeldew that his employment is terminated, he will be employed on a full-time basis. Under the agreement, Mr. Ingeldew is employed on an "at will" basis and the terms of his employment will continue unless terminated by either Mr. Ingeldew or AICI. Termination by AICI may be with or without cause, at any time. However, the terminating party must give the other party three working days notice prior to any termination, with the caveat that AICI reserves the right to pay Mr. Ingeldew the equivalent of three days of salary in lieu of the three-day notice requirement. AICI agreed to pay Mr. Ingeldew at a gross rate of $125. The maximum amount paid per day may not exceed eight hours.

Certain Relationships and Related Transactions

      Wolfgang   Grabher  owns  Voice  over  IP  patent   rights  for  effecting
telecommunication connections for users. The technology is a method for effecting telecommunication connections for users in a telecommunication system having competing rates, wherein the most economical rate is selected for the user. The patent was filed on November 20, 1998 in Germany and was granted on January 31, 2002. The European patent number is EP1131949. An international patent application was filed on November 16, 1999 under the number WO0031954. A patent on the technology has also been filed in the following countries:
Australia, Brazil, Europe, Great Britain, Poland, China, Japan, Singapore, Turkey, Czech, Morocco, Canada. AICI is in the process of filing patents for the technology in other jurisdictions. On July 13, 2000 Wolfgang Grabher licensed the VoIP rights from his patents exclusively to AICI. On February 9, 2005, Mr. Grabher waived all rights of royalties from the patent license agreement.

         On February 25, 2004 AICI merged with Jupiter Telecom, Inc., a telecommunications firm. Joseph Lyle Putegnat III, AICI's Vice President of Carrier Sales, was a co-founder and the sole shareholder of Jupiter Telecom, Inc. Pursuant to the merger, Mr. Putegnat received 1,286,809 shares of common stock of AICI. These shares were subject to certain anti-dilution protections, which were subsequently waived by Mr. Putegnat.

      On February 20, 2004, AICI issued 218,757 shares of common stock to Edward Sullivan, a current member of AICI's Board of Directors. These shares were subject to certain anti-dilution protections, which were subsequently waived by Mr. Sullivan.

Section 16(a) Beneficial Ownership Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Rule 16a-3(e) during the fiscal year ended December 31, 2004, and Forms 5 and amendments thereto furnished to us with respect to the fiscal year ended December 31, 2004, the Company believes that during the fiscal year ended December 31, 2004, the Company's executive officers, directors and all persons who own more than ten percent of a registered class of the Company's equity securities complied with all Section 16(a) filing requirements, except as follows: Robert Reukl, Gregory Yanke, and Paul Reynolds each filed their initial report of ownership on Form 3 late.

SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      IPEX, Inc.


                                      By:  /s/ Wolfgang Grabher
                                           -------------------------------------
                                           Wolfgang Grabher
                                           Chief Executive Officer